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                                                                                                     Exhibit 99(a)

                                 Arkansas Power and Light Company
                       Computation of Ratios of Earnings to Fixed Charges and
                Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                           Twelve Months Ended
                                                                              December 31,                     June 30,
                                                              1990      1991      1992      1993      1994      1995
                                                                      (In Thousands, Except for Ratios)
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Fixed charges, as defined:
  Interest on long-term debt                                 $132,607  $133,854  $120,317  $107,771  $101,439  $102,358
  Interest on notes payable                                     1,027        --       117       349     1,311       718
  Amortization of expense and premium on debt-net(cr)           1,792     1,112     1,359     2,702     4,563     4,492
  Other interest                                                1,567     1,303     2,308     8,769     3,501     5,831
  Interest applicable to rentals                               24,233    21,969    17,657    16,860    19,140    19,014
                                                             ----------------------------------------------------------
Total fixed charges, as defined                               161,226   158,238   141,758   136,451   129,954   132,413

Preferred dividends, as defined (a)                            30,851    31,458    32,195    30,334    23,234    23,678
                                                             ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $192,077  $189,696  $173,953  $166,785  $153,188  $156,091
                                                             ==========================================================

Earnings as defined:

  Net Income                                                 $129,765  $143,451  $130,529  $205,297  $142,263  $134,018
  Add:
    Provision for income taxes:
      Federal & State                                          50,921    44,418    57,089    58,162    83,300    80,503
    Deferred - net                                             17,943    11,048     3,490    34,748   (17,939)  (11,009)
    Investment tax credit adjustment - net                    (12,022)   (1,600)   (9,989)  (10,573)  (36,141)  (33,193)
    Fixed charges as above                                    161,226   158,238   141,758   136,451   129,954   132,413
                                                             ----------------------------------------------------------

Total earnings, as defined                                   $347,833  $355,555  $322,877  $424,085  $301,437  $302,732
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   2.16      2.25      2.28      3.11      2.32      2.29
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.81      1.87      1.86      2.54      1.97      1.94
                                                             ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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